August 1, 2008

A. Clayton Perfall
Chairman, Chief Executive Officer and President
Union Street Acquisition Corp.
102 South Union Street
Alexandria, VA 22314

      Re: Union Street Acquisition Corp.
      Amendment No. 2 to Preliminary Proxy Statement on
      Schedule 14A
      Filed on July 14, 2008
      File No. 001-33281

Dear Ms. Perfall:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

What happens if the Acquisitions are not consummated?, page 20

1.   In the last paragraph on page 22 you state that consummation of the acquisitions is uncertain because of the current trading range of Union Street's shares and warrants. Please revise your disclosure to explain why that is the case.

2.   We note your response to comment seven of our letter dated June 27, 2008.
        Because you have not addressed the issues raised in that comment, we reissue that
        comment.

<u>Cash Bonuses, pages 109 and 118</u>

3.   We note your response to comments 13 and 14 of our letter dated June 27, 2008
        and we reissue in part our prior comments. While you list the performance
        measures, you have not provided quantitative disclosure of the terms of the
        necessary targets to be achieved for the named executive officers to earn their
        cash bonuses. Please disclose the specific performance targets used to determine
        incentive amounts or provide a <u>supplemental analysis</u> as to why it is appropriate
        to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
        To the extent that it is appropriate to omit specific targets, please provide the
        disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General
        statements regarding the level of difficulty, or ease, associated with achieving
        performance goals either corporately or individually are not sufficient. In
        discussing how likely it will be for the company to achieve the target levels or
        other factors, provide as much detail as necessary without providing information
        that poses a reasonable risk of competitive harm.

                                    *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Byron Cooper at (202) 551-3573, or me at (202) 551-3233, with any questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Ivan K. Blumenthal (*via fax*)